ALPINA CAPITAL, LLC

Audit of Financial Statements

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alpina Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Madison Street, Suite 525
(No. and Street)

Denver	Colorado	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Soden	303-883-2552	scottsoden@alpinacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mauldin & Jenkins, LLC
(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

10/14/2003	669
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Scott Soden _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Alpina Capital, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Alpina Capital, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Alpina Capital, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information
The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Alpina Capital, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2007.

Mauldin & Jenkins, LLC

Covington, LA
February 23, 2026

ALPINA CAPITAL, LLC
Statement of Financial Condition
December 31, 2025

Assets		
Cash and Cash Equivalents	$	344,255
Prepaid Expense		60,893
Health Insurance Adjustment		3
Capitalized Assets		
Furniture and Equipment, at Cost of $62,067		
Less Accumulated Depreciation of $62,009		58
Vehicles, at Cost of $65,400		
Less Accumulated Depreciation of $40,330		25,070
Right of Use Asset, net		150,254
Other Assets		28,016
Total Assets	$	608,549
Liabilities and Member's Equity		
Liabilities		
Accounts Payable		2,086
Office Lease Liability		160,252
Total Liabilities		162,338
Member's Equity		446,211
Total Liabilities and Member's Equity	$	608,549

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Consulting Income	$	2,641,695
Interest Income		19
Total Revenues		2,641,714
Expenses		
Employee Compensation and Benefits		1,302,904
Occupancy		135,939
Other Operating Expenses		481,753
Total Expenses		1,920,596
Net Income	$	721,118

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance - December 31, 2024	$	227,918
Net Income		721,118
Capital Contributions		150,000
Distributions to Members		(652,825)
Balance - December 31, 2025	$	446,211

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2025

Subordinated Liabilities - Beginning of Year	$	-
Increases		-
Decreases		-
Subordinated Liabilities - End of Year	$	-

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net Income	$	721,118
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Depreciation Expense		7,043
Increase Health Insurance Adjustment		(3)
Increase in Prepaid Expenses		(19,855)
Increase in Accounts Payable		2,086
Decrease in Accrued SEP Contribution		(29,910)
Decrease in Office Lease Liability		(54,582)
Amortization of Right of Use Assets		64,000
Increase in Other Asset		3,654
Net Cash provided by Operating Activities		693,551
Cash Flows from Financing Activities		
Contribution to Capital		150,000
Distributions to Member		(652,825)
Net Cash Used by Financing Activities		(502,825)
Net Increase in Cash and Provided by Cash Equivalents		190,726
Cash and Cash Equivalents - Beginning of Year		153,529
Cash and Cash Equivalents - End of Year	$	344,255
Supplemental Disclosure of Cash Flow Information		
Recognition of Operating Lease Right-of Use Assets		207,326
Operating Lease Liabilities Arising from Right-of-Use Assets		207,326

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

Business of the Company
Alpina Capital, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry, its only segment.

Furniture and Equipment
Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Depreciation charged to operations amounted to $7,043 for the year ended December 31, 2025.

Income Taxes
The Company elected to be taxed as an S-corporation. Under this election, taxable income or loss of the Company is included in the tax returns of its members. There was no change to organizational structure.

Revenue Recognition
Consulting fees are recognized at the time services are earned. 100% of the Company's revenue in 2025 was derived from contracts with customers located in the United States. The following describes the revenue we have from contracts with customers:

- Investment Banking Revenues. Advisory fees from mergers and acquisitions engagements are recognized at a point in time when the related transaction is closed, and the transaction fee is determinable, or, in the case of regulated assets, consented to by the FCC or state authority, as the performance obligation is to successfully broker a specific transaction.

- Investment Banking Advisory Expenses. Expenses associated with investment banking advisory assignments are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred.

- Contract assets consisting of accounts receivable totaled $0 at December 31, 2025 and $0 at January 1, 2025.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALPINA CAPITAL, LLC

Notes to Financial Statements

Note 1.   Summary of Significant Accounting Policies (Continued)

Receivables from Customers

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for credit losses by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current and supportable forecasts of economic conditions. At December 31, 2025, there was no allowance for credit losses.

Leases

The Company accounts for its leases in accordance with ASC 842 – Leases, which requires lessees to recognize a right-of-use ("ROU") asset and lease liability on the statement of financial condition for all leases with terms longer than 12 months. ROU assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term.

Note 2.   Concentration of Credit Risk

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

Note 3.   Commitments

The Company follows Accounting Standards Codification ("ASC") 842, "Leases" which requires lessees to record right-of-use assets and related lease obligations on the balance sheet, as well as disclose key information regarding leasing arrangements.

For purposes of calculating operating lease obligations under the standard, the Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees or material restrictive covenants.

Operating lease expense is recognized on a straight-line basis over the lease terms.

The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

The Company has an operating lease for office space. Maturities of lease obligations as of December 31, 2025, are shown below:

ALPINA CAPITAL, LLC

Notes to Financial Statements

Note 3.Commitments (Continued)

2026	$	73,633
2027		75,752
2028		19,071
Total	$	168,457
Total undiscounted cash flows		168,457
Less: Imputed interest		(8,205)
Lease obligations under operating leases	$	160,252

Cash flow information related to operating leases is shown below:
For the year ended December 31, 2025:

Operating cash flows:
Cash paid related to operating lease obligations	$	71,493

For the year ended December 31, 2025, the Company recorded lease expense of $71,493.

The weighted average lease term and discount rate for operating leases as of December 31, 2025, are shown below:

Weighted average remaining lease term (in years)	2.2
Weighted average discount rate	4.3%

Note 4.   Major Customers

For the year ended December 31, 2025, approximately 70%, or $1,846,195 of the Company's consulting income came from four customers. Total accounts receivable balances due from these customers as of December 31, 2025, was $0.

Note 5.   Related Party Transactions

There were no related party transactions in 2025.

ALPINA CAPITAL, LLC

Notes to Financial Statements

Note 6.   Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required.   The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions as of December 31, 2025.

Note 7.   Simplified Employee Pension Plan

The Company offers a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contribution expense totaled $170,760 for the year ended December 31, 2025.

Note 8.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $332,171 which was $327,171 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .04 to 1 at December 31, 2025.

Note 9.   Evaluation of Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB ASC, the Company evaluated subsequent events through February 23, 2026, the date these financial statements were issued.

Note 10.   Single Segment Reporting

The Company operates in a single line of business as a registered FINRA broker-dealer specializing in telecommunication transactions to clients within the United States.

The Company has identified its Managing Principal, Scott Soden, as the chief operating decision maker ("CODM"). The CODM manages the Company's operations for purposes of evaluating financial performance and allocating recourses.

Notes to Financial Statements

Note 10.   Single Segment Reporting (Continued)

As the Company has only one reportable segment, the results of operations and financial position of the segment are the same as the financial statements. The CODM uses Net Income as the primary measure of segment profit or loss.

Consistent with the information regularly provided to the CODM, the following table presents significant segment expenses:

Revenues		
Consulting Income	$	2,641,695
Interest Income		19
Total Revenues		2,641,714
Expenses		
Employee Compensation and Benefits		1,302,904
Occupancy		135,939
Other Operating Expenses		481,753
Total Expenses		1,920,596
Net Income	$	721,118

ALPINA CAPITAL, LLC

ALPINA CAPITAL, LLC
Supplementary Information

Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2025

Net Capital		
Total Member's Equity	$	446,211
Deductions and/or Charges		
Property and Equipment		(58)
Vehicles		(25,070)
Prepaid Expense		(60,893)
Health Insurance Adjustment		(3)
Other Assets		(28,016)
Net Capital Before Haircuts on Securities Positions		332,171
Haircuts on Securities		-
Net Capital	$	332,171
Aggregate Indebtedness	$	12,084
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	5,000
Excess of Net Capital	$	327,171
Net Capital, Less 10% of Aggregate Indebtedness	$	326,171
Ratio: Aggregate Indebtedness to Net Capital		.04 to 1
Reconciliation with Company's Computation		
(Included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II		
FOCUS Report (Rounding $1)	$	332,171
Net Capital per Above	$	332,171

ALPINA CAPITAL, LLC
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2025, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2025, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

Schedule IV
Schedule of Segregation Requirements
and Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Alpina Capital, LLC does not claim an exemption from the reserve requirements and the related computations for the determination thereof under paragraph (k) of Rule 17 C.F.R. § 240. 15c3-3 under the Securities Exchange Act of 1934. Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers.

During the year ended December 31, 2025, Alpina Capital, LLC has maintained its compliance with the conditions for exemption specified in Footnote 74 of the SEC Release No. 34-70073 amendments to 17 C.F.R. § 240.17a-5.

DENVER OFFICE
55 Madison Street
Suite 525
Denver, CO 80206

www.alpinacapital.com

ALPINA CAPITAL

Alpina Capital, LLC Exemption Report
For the Year Ended December 31, 2025

Alpina Capital, LLC, CRD#: 145794 - SEC#: 8-67753, (the "Firm") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Firm states the following:

1. The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Firm is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Firm limits its business activities exclusively to mergers and acquisitions, strategic advisement, financial restructuring, and capital formation. While engaging in these limited business activities, the Firm neither directly nor indirectly received, held, or otherwise owed funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the 2025 fiscal year without exception.

I, William Scott Soden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Scott Soden
Managing Principal

February 11, 2026
Date



Review Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Alpina Capital, LLC

We have reviewed management's statements, included in the accompanying Alpina Capital, LLC Exemption Report, in which Alpina Capital, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) merger and acquisitions and (2) strategic advisement, financial restructuring, and capital formation; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

Alpina Capital, LLC's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that Alpina Capital, LLC limited its business activities exclusively to (1) consulting on mergers and acquisitions, strategic advisement, financial restructuring, and capital formation consulting and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Mauldin & Jenkins, LLC

Covington, LA
February 23, 2026